Exhibit 99.1

Amira Nature Foods Ltd Announces Second Quarter 2015 Financial Results

Second Quarter Revenue Grew 30.9 % to $141.4 Million

Second Quarter Adjusted EBITDA Increased 39.4% to $19.7 Million

NEW YORK, NY– November 24, 2014 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for its fiscal 2015 second quarter which ended on September 30, 2014.

Second Quarter 2015 Financial Highlights versus Second Quarter 2014:

•	Revenue grew 30.9% to $141.4 million compared to $108.0 million in the prior year

•	Adjusted EBITDA increased 39.4% to $19.7 million compared to $14.2 million

•	Adjusted EBITDA margin increased to 14.0% of sales compared to 13.1%

•	Adjusted profits after tax increased 66.4% to $10.6 million compared to $6.3 million

•	Adjusted earnings per share was $0.29 compared to $0.18

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, stated, “Our strong second quarter performance reflects increased demand and a favorable pricing environment for our products, with strong gains in our core Indian and Middle East markets, while we continue to make progress in our expansion efforts throughout developed markets such as the US, UK and Continental Europe. During the quarter, we leveraged many of our existing relationships with international retailers, resulting in increased shelf space and volume around the world and across multiple sales channels. Additionally, we were successful in expanding our distribution through new partnerships, such as Snapdeal, India’s largest online marketplace and Asda, a wholly owned division of Walmart. Importantly, we expect strong growth for the remainder of fiscal 2015, driven by ongoing distribution gains and market expansion, as we continue to successfully execute on our strategic initiatives.”

Bruce Wacha, Amira’s Chief Financial Officer added, “Today we reported our ninth consecutive quarter of double digit revenue and profit growth as a public company. Revenue, adjusted EBITDA and adjusted earnings per share were all up in excess of 30% for the quarter driven by strong pricing and double digit volume gains in our core Amira and third party branded business. Our Basmati and other specialty rice sales were up significantly, while our more opportunistic institutional business, as expected, declined from last year’s exceptionally high levels. We continue to see many opportunities in our home market and around the world to grow our business and create value for our shareholders.”

Second Quarter Fiscal 2015 Results

Revenue for the second quarter of fiscal 2015 increased 30.9% to $141.4 million, compared to $108.0 million for same period in fiscal 2014. The revenue increase was primarily due to increases in sales volume, pricing and mix in Amira branded and third party branded sales. Amira branded and third party branded sales increased by $63.4 million or 82.0% to $140.7 million. Revenue from institutional sales fell to $0.7 million from $30.7 million a year ago. Sales in India increased by 41.2% to $55.3 million, or up 37.7% in Indian rupees, while sales outside of India or international sales increased by 25.1% to $86.1 million.

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Cost of materials including change in inventory of finished goods increased by $28.3 million, or 34.6% to $110.3 million in the three months ended September 30, 2014 from $82.0 million in the three months ended September 30, 2013, primarily reflecting the growth in revenue. As a percentage of revenue, cost of materials including change in inventory of finished goods increased to 78.0% in the three months ended September 30, 2014 as compared to 75.9% in the three months ended September 30, 2013. Cost of materials including change in inventory of finished goods as a percentage of revenue, was negatively impacted due to currency exchange fluctuation on revenue which was offset by a foreign exchange gain based on the Company’s hedging policy. Accordingly, our cost of materials including change in finished goods as a percentage of Revenue plus foreign exchange accounting gain/ (loss) (due to hedging of foreign exchange risk) decreased to 77.3% as compared to 77.8% in same period last year. While the net impact of all the remaining items was an increase of 40 bps on margins.

Adjusted EBITDA increased by $5.5 million or 39.4% to $19.7 million, with adjusted EBITDA margins increasing by 90 basis points to 14.0%. Other gains and (losses) increased to a gain of $2.0 million for the three months ended September 30, 2014 compared to a loss of $3.6 million during the prior year period. The $2.0 million gain was primarily driven by a foreign exchange benefit, resulting from the Company’s hedging policy when the Indian rupee strengthened against the U.S. dollar. The average exchange rate for the quarter ended September 30, 2014 was ₹60.61, compared to ₹62.11 in the quarter ended September 30, 2013.

Adjusted profit after tax increased by $4.3 million or 66.4% to $10.6 million for the three months ended September 30, 2014. Adjusted EPS increased by 65.2% to $0.29 per share from $0.18 per share in the prior year. Adjusted profit after tax and adjusted EPS benefited from a lower effective tax rate of 8.2% for the three months ended September 30, 2014 compared to 30.1% for the three months ended September 30, 2013. This was primarily due to a relatively higher contribution of revenue and corresponding profit from lower tax jurisdictions in the quarter.

A reconciliation of adjusted EBITDA, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

First Six Months of Fiscal 2015 Results

For the first six months of fiscal 2015, revenue increased 28.4% to $280.2 million, compared to $218.3 million for the same period of fiscal 2014. Adjusted EBITDA increased 35.1% to $38.8 million, compared to $28.7 million for the same period in fiscal 2014. Adjusted profit after tax increased 43.9% to $19.8 million, compared to $13.8 million in the same period in fiscal 2014.

Adjusted earnings per share were $0.55 compared to $0.39 for the first six months of fiscal 2014.

Balance Sheet and Cash Flow Highlights

As of September 30, 2014, the Company’s cash and cash equivalents were $25.7 million and adjusted net working capital was $325.3 million. Net debt (after deducting cash and cash equivalents) as of September 30, 2014 was $158.5 million. As of September 30, 2014, inventories decreased $3.6 million to $251.3 million from $255.0 as of March 31, 2014, trade receivables were $86.5 million, an increase of $5.6 million from $80.9 million, trade payables were $11.9 million, a decrease of $29.3 million from $41.2 million and total debt was $184.2 million a decrease of $0.6 million from $184.8 million. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

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Fiscal 2015 Outlook

The Company reiterates its previously-issued guidance and expects full-year fiscal 2015 revenue and adjusted EBITDA growth in excess of 20%. This is in line with long-term guidance previously provided to the investment community. The Company’s guidance is based on foreign exchange rates as of September 30, 2014.

Conference Call

The Company will hold an investor call today at 4:30 p.m. Eastern time. The dial-in number for this conference call is 1-877-407-3982 for North American listeners and 1-201-493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast on the investor relations section of the Company's website at www.amira.net.

An audio replay will be available following the completion of the conference call by dialing 1-877-870-5176 for North American listeners or 1-858-384-5517 for international listeners (conference ID 13596118). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods Ltd.

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Contact

Amira Nature Foods Ltd
Bruce Wacha

Chief Financial Officer

bruce.wacha@theamiragroup.com

201-960-0745

or

FTI Consulting
Beth Saunders

elizabeth.saunders@fticonsulting.com

212-850-5717

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Cautionary Note on Forward-Looking Statements

 This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

(Amounts in USD)

	As at September 30, 2014 (Unaudited)	As at March 31, 2014 (Audited)
ASSETS
Non-current
Property, plant and equipment	$22,709,419	$23,284,918
Goodwill	1,608,842	1,727,338
Other intangible assets	2,008,421	2,262,731
Other long-term financial assets	676,666	485,731
Total non-current assets	$27,003,348	$27,760,718

Current
Inventories	$251,322,898	$254,952,549
Trade receivables	86,483,943	80,882,986
Derivative financial assets	-	2,352,886
Other financial assets	8,937,351	9,768,514
Prepayments	9,490,256	8,361,244
Other current assets	1,389,419	765,655
Cash and cash equivalents	25,677,486	37,606,098
Total current assets	$383,301,353	$394,689,932
Total assets	$410,304,701	$422,450,650

EQUITY AND LIABILITIES
Equity
Share capital	$9,115	$9,115
Share premium	82,821,560	82,804,750
Other reserves	(6,459,745)	(3,312,575)
Retained earnings	89,911,780	74,334,687
Equity attributable to shareholders of the Company	$166,282,710	$153,835,977
Equity attributable to non-controlling interest	21,305,819	18,005,030
Total equity	$187,588,529	$171,841,007

Liabilities
Non-current liabilities
Defined benefit obligations	$319,635	$246,548
Debt	1,989,020	2,739,414
Deferred tax liabilities	5,934,002	6,666,270
Total non-current liabilities	$8,242,657	$9,652,232

Current liabilities
Trade payables	$11,858,836	$41,197,158
Debt	182,178,084	182,103,347
Current tax liabilities (net)	12,778,581	9,644,944
Derivative financial liabilities	103,261	-
Other financial liabilities	5,704,301	6,031,593
Other current liabilities	1,850,452	1,980,369
Total current liabilities	$214,473,515	$240,957,411
Total liabilities	$222,716,172	$250,609,643
Total equity and liabilities	$410,304,701	$422,450,650
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Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

   (Amounts in USD)

	Six months ended		Three months ended
	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)
Revenue	$280,200,545	$218,296,338	$141,387,573	$108,011,250
Other income	74,659	95,063	24,200	57,187
Cost of material	(267,672,107)	(181,941,294)	(123,435,208)	(92,069,372)
Change in inventory of finished goods	49,112,448	12,484,391	13,123,609	10,115,880
Employee benefit expenses	(5,419,006)	(4,252,315)	(2,860,498)	(2,107,397)
Depreciation and amortization	(1,202,179)	(951,200)	(582,127)	(462,317)
Freight, forwarding and handling expenses	(9,416,138)	(9,861,688)	(4,540,401)	(3,320,673)
Other expenses	(11,566,530)	(6,457,078)	(6,122,934)	(3,035,481)
	$34,111,692	$27,412,217	$16,994,214	$17,189,077
Finance costs	(15,137,450)	(10,579,446)	(8,105,864)	(5,415,924)
Finance income	1,083,361	1,563,146	447,315	778,169
Other gains and (losses)	3,291,671	190,828	2,029,103	(3,567,810)
Profit before tax for the period	$23,349,274	$18,586,745	$11,364,768	$8,983,512
Income tax expense	(3,702,122)	(4,960,365)	(926,432)	(2,703,828)

Profit after tax for the period	$19,647,152	$13,626,380	$10,438,336	$6,279,684
Profit after tax attributable to:
Shareholders of the Company	$15,577,093	$10,904,385	$8,272,706	$5,023,637
Non-controlling interest	$4,070,059	$2,721,995	$2,165,630	$1,256,047

Earnings per share
Basic earnings per share	$0.54	$0.38	$0.29	$0.18
Diluted earnings per share	$0.54	$0.38	$0.29	$0.18

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

(Amounts in USD)

	Six months ended		Three months ended
	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)
Profit after tax for the period	$19,647,152	$13,626,380	$10,438,336	$6,279,684
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	30,129	(23,793)	(4,833)	(52,389)
Reclassification to profit or loss	-	-	-	-
Income tax	(5,400)	8,087	1,643	17,807
	$24,729	$(15,706)	$(3,190)	$(34,582)
Cash flow hedging reserve:
Current period gain/(loss)	1,667,700	(11,066,017)	(273,571)	(3,082,425)
Reclassification to profit or loss	(2,587,545)	2,208,545	(1,292,189)	2,722,317
Income tax	312,655	3,010,655	532,202	122,401
	$(607,190)	$(5,846,817)	$(1,033,558)	$(237,707)

Currency translation reserve	(3,333,979)	(17,574,930)	(3,299,161)	(6,250,496)

Other comprehensive income/(loss) for the period, net of tax	$(3,916,440)	$(23,437,453)	$(4,335,909)	$(6,522,785)
Total comprehensive income/(loss) for the period	$15,730,712	$(9,811,073)	$6,102,427	$(243,101)

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$12,429,923	$(7,939,327)	$4,788,460	$(220,682)
Non-controlling interest	$3,300,789	$(1,871,746)	$1,313,967	$(22,419)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging reserve	Restructuring Reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2013 (Audited)	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Share based compensation	-	-	154,822	-	-	-	-	-	$154,822	-	$154,822
Profit after tax for the period	-	-	-	-	-	-	-	10,904,385	$10,904,385	2,721,995	$13,626,380
Other comprehensive income /(loss) for the period	-	-	-	(12,627)	(14,130,244)	(4,700,841)	-	-	$(18,843,712)	(4,593,741)	$(23,437,453)
Total comprehensive income/(loss) for the period	$-	$-	$-	$(12,627)	$(14,130,244)	$(4,700,841)	$-	$10,904,385	$(7,939,327)	$(1,871,746)	$(9,811,073)
Balance as at September 30, 2013 (Unaudited)	$9,111	$82,639,766	$382,496	$(34,188)	$(19,713,227)	$(4,442,194)	$9,398,927	$55,279,409	$123,520,100	$10,456,384	$133,976,484

Balance as at April 1, 2014 (Audited)	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Share based compensation	4	54,996	-	-	-	-	-	-	$55,000	-	$55,000
Repurchase of shares from ex-director and cancelled	(4)	(38,186)							(38,190)	-	(38,190)
Profit after tax for the period	-	-	-	-	-	-	-	15,577,093	$15,577,093	4,070,059	$19,647,152
Other comprehensive income /(loss) for the period	-	-	-	19,871	(2,679,116)	(487,925)	-	-	$(3,147,170)	(769,270)	$(3,916,440)
Total comprehensive income/(loss) for the period	$-	$-	$-	$19,871	$(2,679,116)	$(487,925)	$-	$15,577,093	$12,429,923	$3,300,789	$15,730,712
Balance as at September 30, 2014 (Unaudited)	$9,115	$82,821,560	$2,863,362	$(10,256)	$(18,697,517)	$(14,261)	$9,398,927	$89,911,780	$166,282,710	$21,305,819	$187,588,529

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

(Amounts in USD)

	Six months ended
	September 30, 2014 (Unaudited)	September 30, 2013 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$23,349,274	$18,586,745
Adjustments for non-cash items	2,297,255	(2,295,894)
Adjustments for non-operating incomes and expenses	14,053,132	9,011,062
Changes in operating assets and liabilities	(41,709,501)	(4,420,317)
	$(2,009,840)	$20,881,596
Income taxes paid	(509,525)	(547,045)
Net cash generated from/ (used in) operating activities	$(2,519,365)	$20,334,551

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(1,320,860)	$(781,245)
Purchase of intangible assets	-	(212,448)
Proceeds from sale of property, plant and equipment	1,448	5,333
Proceeds from term deposits	9,063,340	6,883,986
Investments in term deposits	(7,663,164)	(8,629,936)
Purchase of short term investments	(33,200)	(153,450)
Interest income	364,706	340,038
Net cash generated from/ (used in) investing activities	$412,270	$(2,547,722)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares from ex-director and cancelled	(38,190)	-
Net proceeds from short term debt	$4,467,758	$8,706,169
Proceeds from long term debt	18,150	32,442
Repayment of long term debt	(716,850)	(952,320)
Interest paid	(12,750,565)	(9,927,782)
Net cash used in financing activities	$(9,019,697)	$(2,141,491)

(D) Effect of change in exchange rate on cash and cash equivalents	(801,820)	(3,845,371)
Net increase/ (decrease) in cash and cash equivalents (A+B+C+D)	$(11,928,612)	$11,799,967
Cash and cash equivalents at the beginning of the period	37,606,098	33,270,338
Cash and cash equivalents at the end of the period	$25,677,486	$45,070,305

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for three and six months ended September 30, 2014 and 2013, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for three and six months ended September 30, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•          it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•          it does not reflect changes in, or cash requirements for, our working capital needs;

•          it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•          it does not reflect income taxes or the cash requirements for any tax payments;

•          although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements;

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•          other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as a supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Six months ended		Three months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Profit after tax (PAT)	$19,647,152	$13,626,380	$10,438,336	$6,279,684
Add: Income tax expense	3,702,122	4,960,365	926,432	2,703,828
Add: Finance costs (net of finance income)	14,054,089	9,016,300	7,658,549	4,637,755
Add: Depreciation and amortization	1,202,179	951,200	582,127	462,317
EBITDA	$38,605,542	$28,554,245	$19,605,444	$14,083,584
Add: Non-cash expenses for share-based compensation	187,222	154,822	127,500	69,011
Adjusted EBITDA	$38,792,764	$28,709,067	$19,732,944	$14,152,595

2.	Reconciliation of profit after tax to adjusted profit after tax:

	Six months ended		Three months ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Profit after tax (PAT)	$19,647,152	$13,626,380	$10,438,336	$6,279,684
Add: Non-cash expenses for share-based compensation	187,222	154,822	127,500	69,011
Adjusted profit after tax	$19,834,374	$13,781,202	$10,565,836	$6,348,695

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3.	Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended		Three months ended
		September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Profit after tax (PAT)		$19,647,152	$13,626,380	$10,438,336	$6,279,684
Profit attributable to Shareholders of the Company	(A)	$15,577,093	$10,904,385	$8,272,706	$5,023,637
Weighted average number of shares (for basic earnings per share)	(B)	28,675,801	28,662,458	28,675,402	28,662,913
Dilutive impact of stock options as converted in equivalent number of shares	(C)	245,346	-	249,370	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	28,921,147	28,662,458	28,924,772	28,662,913
Shares issuable under exchange agreement	(E)	7,005,434	7,005,434	7,005,434	7,005,434
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.54	$0.38	$0.29	$0.18
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.54	$0.38	$0.29	$0.18

Profit after tax (PAT)	(F)	$19,647,152	$13,626,380	$10,438,336	$6,279,684
Add: Non-cash expenses for share-based compensation	(G)	$187,222	$154,822	$127,500	$69,011
Adjusted profit after tax	(H) = (F) +(G)	$19,834,374	$13,781,202	$10,565,836	$6,348,695

Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India	(I) = (D) + (E)	35,926,581	35,667,892	35,930,206	35,668,347
Adjusted earnings per share	(H) ÷ (I)	$0.55	$0.39	$0.29	$0.18

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at September 30, 2014	As at March 31, 2014
	(Amount in $)
Current assets:
Inventories	251,322,898	254,952,549
Trade receivables	86,483,943	80,882,986
Derivative financial assets	-	2,352,886
Other financial assets	8,937,351	9,768,514
Prepayments	9,490,256	8,361,244
Other current assets	1,389,419	765,655
Cash and cash equivalents	25,677,486	37,606,098
Total current assets	383,301,353	394,689,932

Current liabilities:
Trade payables	11,858,836	41,197,158
Debt	182,178,084	182,103,347
Current tax liabilities (net)	12,778,581	9,644,944
Derivative financial liabilities	103,261	-
Other financial liabilities	5,704,301	6,031,593
Other current liabilities	1,850,452	1,980,369
Total current liabilities	214,473,515	240,957,411

Working Capital as per IFRS (Total current assets minus Total current liabilities)	168,827,838	153,732,521
Less: Cash and cash equivalents	25,677,486	37,606,098
Add: Current debt	182,178,084	182,103,347
Adjusted net working capital	325,328,436	298,229,770

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5.	Reconciliation of total current and non-current debt to net debt:

	As at September 30, 2014	As at March 31, 2014
	(Amount in $)
Current debt	182,178,084	182,103,347
Non-current debt	1,989,020	2,739,414
Total current and non-current debt as per IFRS	184,167,104	184,842,761
Less: Cash and cash equivalents	25,677,486	37,606,098
Net debt	158,489,618	147,236,663

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